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                      Officer's Certificate

During a board meeting of Wasatch Pharmaceutical, Inc., held August 12, 1996, the following resolution was unanimously approved by the board of directors:

RESOLVED, that the common stock of the Company be reduced by a 4:1 reverse split, effective August 16, 1996, and that the officers of the Company are directed to implement this split and to notify the shareholders.


/S/David K. Giles, Secretary

Dated: August 30, 1996